UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

GATEWAY, INC.
(Name of Subject Company)

GATEWAY, INC.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(including associated Preferred Share Purchase Rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

J. Edward Coleman
Chief Executive Officer
7565 Irvine Center Street
Irvine, California 92618
(949) 471-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brian J. McCarthy, Esq.
David C. Eisman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the solicitation/recommendation statement on Schedule 14D-9 initially filed with the Securities and Exchange (the “SEC”) on September 4, 2007 (as previously filed with the SEC, the “Schedule 14D-9”), by Gateway, Inc., a Delaware corporation (“Gateway”), relating to the cash tender offer by Galaxy Acquisition Corp. (“Acquisition Sub”), a Delaware corporation and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (“Acer”), disclosed in a Tender Offer Statement on Schedule TO dated September 4, 2007 (as it may be amended from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Gateway, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value per share, of Gateway (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway and UMB Bank, N.A., as rights agent (such shares of common stock, together with the associated Rights, the “Shares”) at a price of $1.90 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 4, 2007 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 27, 2007 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Acer, Acquisition Sub and Gateway. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated in the Schedule 14D-9 by reference. The Merger Agreement provides, among other things, for the making of the Offer by Acquisition Sub and further provides that, as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and upon the terms contained in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Acquisition Sub will merge with and into Gateway (the “Merger”), the separate corporate existence of Acquisition Sub shall cease, and Gateway will continue as the surviving corporation and as a wholly owned subsidiary of Acer. In the Merger, the Shares issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Gateway or any direct or indirect subsidiary of Gateway and any Shares owned by Acer, Acquisition Sub, or any subsidiary of Acer or Acquisition Sub or held in the treasury of Gateway, all of which will be cancelled for no consideration, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly perfected appraisal rights for such Shares in respect of the Merger under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.
     All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
Item 8(j) “Certain Litigation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as the third paragraph of such Item 8(j):
On August 31, 2007, an additional purported stockholder class action lawsuit related to the Offer and the Merger was filed in the Superior Court of the State of California, County of Orange, Mark Alger v. Gateway, Inc., et al. (Case No. 07CC01360). The lawsuit named Gateway, each of Gateway’s directors and 25 unspecified “Does” as defendants. The lawsuit also named Acer as a defendant. The lawsuit alleges, among other things, that Gateway’s directors breached their fiduciary duties to stockholders by approving the Merger Agreement and claims that the price per share fixed by the Merger Agreement is inadequate and unfair. In addition, the lawsuit alleges that Gateway and Acer aided and abetted such alleged breach of fiduciary duty by Gateway’s directors.
Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following new subsection (k) thereof as follows:
(k)	Pro Transaction.
On September 4, 2007, Gateway entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) among Gateway, MPC Corporation (“MPC”), MPC-PRO LLC (“Buyer”), a wholly owned subsidiary of MPC, and Gateway Technologies, Inc. (“GTI”), a wholly owned subsidiary of Gateway. Under the Asset Purchase Agreement, Gateway has agreed to sell to Buyer certain assets of its Professional Division and that portion of its Consumer Direct business engaged in selling products and services to small- to medium-sized businesses in exchange for (i) the assumption of certain warranty, employee and

•	ther liabilities by Buyer, (ii) a promissory note from Buyer in an amount equal to the difference between the book value of the transferred inventory and the book value of certain liabilities associated with the transferred employees and (iii) 19.9% of the outstanding equity of MPC (the “Pro Transaction”). The Pro Transaction is subject to customary closing conditions, including regulatory clearances, and is expected to close early in the fourth quarter of 2007. The foregoing summary is qualified in its entirety by the Asset Purchase Agreement, a copy of which is filed as Exhibit (e)(12) hereto and is incorporated herein by reference.
On September 4, 2007, Gateway concluded that it expects to recognize material charges for impairment to assets relating to its Professional Division and portions of its Consumer Direct business in connection with the Pro Transaction. The impairment charges relate primarily to information technology assets associated with the Professional Division. Gateway preliminarily estimates that these charges will total $15.8 million, with the final amount to be determined following the closing of the Pro Transaction. All of the impairment charges are expected to be non-cash charges.
Annex B. Information Statement of Gateway.
     The information under the heading “Current Board of Directors” in Annex B of the Schedule 14D-9 is hereby amended and supplemented by restating the information with respect to Messrs. Parham and Snyder as follows:
     Joseph G. Parham, Jr., Director, 58
Mr. Parham was the Senior Vice President of Human Resources for Atlanta-based Acuity Brands, Inc. from December 2001 until November 2006. From May 2000 Mr. Parham served as the Senior Vice President of Human Resources of National Services Industries, Inc. (“NSI”) until the spin-off of Acuity Brands from NSI in November 2001. Prior to joining NSI, Mr. Parham spent 25 years at Polaroid Corporation where he served in a variety of roles, including President of Polaroid Eyewear and Senior Vice President of Human Resources.
Mr. Parham is a former member of the Board of the National Kidney Foundation of Georgia and a former member of the Board of Directors of International Multifoods Corporation.
Mr. Parham received a B.S. in management and an M.B.A. in economics, both from Babson College.
Mr. Parham has been a director of Gateway since January 2005. He chairs the Compensation Committee.
     Richard D. Snyder, Chairman of the Board, 49
Mr. Snyder serves as the Chairman and Chief Executive Officer of Ardesta, LLC, in Ann Arbor, Michigan, a company focused on bringing small tech products to the global marketplace, a position he has held since 2000. Between 1997 and 2000, he was President of Avalon Investments, a venture capital management company also headquartered in Ann Arbor, Michigan. Before Avalon Investments, Mr. Snyder served as Gateway’s President and Chief Operating Officer from January 1996 until his resignation in August 1997 and was Gateway’s Executive Vice President from July 1991 until January 1996. Mr. Snyder also served as Gateway’s interim Chief Executive Officer from February 2006 until September 2006.
Mr. Snyder serves on the boards of various portfolio companies of Ardesta and Avalon Technology. He is also a member of the University of Michigan’s LS&A National Advisory Committee, the University of Michigan’s Technology Transfer National Advisory Committee, the Henry Ford Board of Trustees, The Nature Conservancy Michigan Chapter, the Board of the Sphinx Organization and is Chairman of Ann Arbor SPARK.
Mr. Snyder received B.A. (with high distinction), M.B.A. (with distinction) and J.D. degrees from the University of Michigan.

Mr. Snyder has been a director of Gateway since 1991 and now serves as Chairman of the Board. He also serves on the Corporate Governance & Nominating Committee.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following in numerical order:

Exhibit No.	Description

(e)(11)	Press release issued by Gateway dated September 4, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Gateway with the SEC on September 5, 2007 (File No. 1-14500)).

(e)(12)	Asset Purchase Agreement dated September 4, 2007 among Gateway, Inc., MPC Corporation, MPC-PRO LLC and Gateway Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gateway with the SEC on September 5, 2007 (File No. 1-14500)).
SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GATEWAY, INC.
	By:	s/ John P. Goldsberry
		Name:	John P. Goldsberry
Dated: September 5, 2007		Title:	Senior Vice President and Chief Financial Officer

3